January 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted January 9, 2014

CIK No. 0000827871

Dear Ms. Hayes:

Enclosed on behalf of our client, Eagle Pharmaceuticals, Inc. (the “Company”), is Amendment No. 1 (“Amendment No.1”) to the Company’s Registration Statement on Form S-1.  Amendment No. 1 amends the Company’s registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2013.  The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement.

Amendment No. 1 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 20, 2013 with respect to the Company’s registration statement (the “Prior Submission”) confidentially submitted to the Commission on December 17, 2013 (the “Comment Letter”).  The Registration Statement was filed in the interim period between the Prior Submission and the Comment Letter and, accordingly, we have addressed the Staff’s comments in the Amendment No. 1 as opposed to the Prior Submission.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Critical Accounting Policies and Estimates — Stock Based Compensation, page 68

1.              We acknowledge your response and revised disclosure to our comment 1. Please address the following:

•                  Since you used the probability-weighted expected return method, which is a method used to allocate enterprise value, tell us why you state that an enterprise value at the valuation date was not determined.

•                  Disclose the assumptions used in your discounted cash flow methodology.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

•                  You state that for each of the PWERM scenarios the hypothetical sale proceeds were added to the cumulative operating cash flows. Clarify what “sale proceeds” you are referring to. Tell us why including sales proceeds is appropriate given the probability-weighted expected return method uses the pre-money value of the enterprise, which refers to the company’s valuation before any investment, hence any sales proceeds.

•                  In calculating the value of future cash flows in subsequent periods, you used several factors (i.e. equity risk premium, specific company premium, etc.). Please clarify why each factor was used and how each factor was determined.

•                  Please tell us why it is reasonable for your discount for lack of control (25%) and for lack of marketability (35%) to remain consistent for each of the three valuations presented.

•                  We believe that the 15% probability of an IPO used under the PWERM for options grated on November 21, 2013 appears low, particularly since you had progressed significantly through the IPO process at the time of the grant. Please substantiate your observation that there was an increase in withdrawn and postponed IPOs including how you related this observation as well as the number of IPOs that went effective in the determination of your probability.

Response: In response to bullet #1, the Company respectfully disagrees that the probability-weighted expected returns method (the “PWERM”) is a method used to allocate enterprise value, and advises the Staff that the Company did not use the PWERM to allocate enterprise value and did not otherwise determine enterprise value at the valuation date. The Option Price Method (“OPM”) typically utilizes the allocation of enterprise value, which requires a recent financing event. The Company did not have a recent financing event at the time of all relevant valuations, thus it was more appropriate to use the PWERM. Both OPM and PWERM are accepted valuation methods under the Working Draft of AICPA Accounting and Valuation Guide Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Released August 10, 2012) (the “AICPA Practice Guide”).  The Company used the PWERM to arrive at a single value estimate after calculating the present value of estimated cash flows available to common shareholders in each of the four possible scenarios: initial public offering (“IPO”); merger / acquisition; no exit / private company; and dissolution. This results in an allocation of possible future enterprise values and cash flows to common shareholders that reflect each of the possible outcomes available to the enterprise, as well as the rights of each security class.  These future values are then discounted and probability-weighted to arrive at a weighted average indication of value. This is commonly referred to as the direct to equity discounted cash flow (“DCF”) method and is described as one of the example analytical procedure steps presented in the AICPA Practice Guide. Accordingly, we did not calculate enterprise value since it is not a component of the fair value determination under PWERM.

In response to bullet #2, the Company has revised the disclosure on pages 70 and 71 of Amendment no. 1.

In response to bullet #3, the Company respectfully advises the Staff that the DCF method requires the input of hypothetical sales proceeds to arrive at the value per common share in each PWERM scenario. This method recognizes the present value of future cash flows potentially available to common shareholders, which includes the hypothetical sale proceeds realized in a private sale of the Company or IPO. These hypothetical sale proceeds used pursuant to PWERM were the sales proceeds referred to in the Prior Submission.  The use of these sales proceeds in calculating future allocated value is appropriate because pursuant to PWERM the sales proceeds of a private sale of the Company or IPO are hypothetically assumed to be liquidity events in which all outstanding common shares of the company are sold, as opposed to a partial sale or issuance of new common shares that would generate retained cash proceeds for the purpose of funding future operations (and thereby creating a distinction between pre-money and post-money value).

In response to bullet #4, the Company respectfully advises the Staff that these factors (i.e. equity risk premium, specific company premium, etc.) are the standard calculations used to determine the discount rate per the Duff & Phelps build-up methodology for the DCF method as described on page 50 of the Duff & Phelps Risk Premium Report 2012, which can be found at http://www.duffandphelps.com/expertise/publications/pages/ResearchReportsDetail.aspx?itemid=70.  Consistent with the Duff & Phelps algorithms, the following factors were included in the equity risk premium: market value of equity; book value of equity; 3 year average of EBITDA; and sales.    Additionally, a specific company risk premium was applied to account for the Company’s unique risks and continued reliance on venture capital investment to finance research and development efforts.  This factor was based on the observed target returns that venture capital investors typically seek.  For additional information on the estimation of future cash flows, please see our revised disclosure on pages 70 and 71 or Revision No. 1.

In response to bullet #5, the Company respectfully advises the Staff that the discount estimates are based on the results of numerous long term studies that are recognized in multiple authoritative valuation texts and by the Financial Accounting Standards Board (the “FASB”) and the Internal Revenue Service (the “IRS”) as durable indicators of long term market participant behavior and price discovery.  As a supplement to the Company’s response, please find attached hereto Appendix A and Appendix B, which describe the studies that were used to assist in quantifying the discount estimates.

Appendix A, which discusses studies on the discount for lack of marketability, indicates that downward adjustments of 35% to 50% are appropriate for restricted shares of stock.  Based on the data in these studies, and given the fact that none of the shares represented a controlling interest and at the time of the valuations there was a lack of marketability, the Company applied a 35% discount to the common stock valuations.  The Company specifically chose a discount rate at the low end of the indicated range in order to derive a conservative valuation.  Appendix B, which discusses the discount for lack of control, surveyed a significant number of transactions for historical years 2006 - 2011 and extrapolated an average implied discount for lack of control of 24.88% and a median implied discount for lack of control of 25.98%.  Accordingly, the Company applied a 25% discount to the common stock valuations for lack of control.

In response to bullet #6, the Company respectfully advises the Staff that the Company’s November 2013 valuation report (the “November 2013 Valuation Report”) assumed the following exit scenario probabilities:

Initial Public Offering	15%
Merger / Acquisition	20%
No Exit / Private Company	60%
Dissolution	5%

At the time of the grants in question, the board of directors of the Company believed that these probabilities accurately reflected the Company’s exit possibilities as a participant in the biotech market.  While the Company endeavors to raise capital in its IPO, it is competing in the public markets with many other biotech companies that are concurrently soliciting investor support via public offerings.  Moreover, the large number of biotech offerings that closed in 2013 has created the possibility that generalist investors, which must maintain a balanced portfolio among various sectors, will be less interested in biotech companies moving forward.  Furthermore, although the Company had confidentially submitted its draft registration statement at the time of the November 2013 Valuation Report, it was uncertain whether the Company would continue with the IPO process as the underwriters’ financial diligence approval was still in process.

With respect to the merger / acquisition exit scenario, mergers and acquisitions are fairly common in the biotech industry, and it is possible that the upcoming road show could initiate interest from buyers who would not have known about the Company otherwise.  Moreover, the Company advises the Staff that the indicated common share price for IPO and merger / acquisition scenarios, which is the value of the share prior to discounting for lack of control and lack of marketability, are very close in value. As a result, the fair market value of the common stock would not materially change if the allocation between the probability of an IPO and merger / acquisition were shifted.

If the Company does not a consummate a merger / acquisition or IPO, it will continue to raise capital in the private markets as it has since its inception.  The Company has strong relationships with venture capital investors, which makes private investment the most likely financing alternative for the Company in the foreseeable future.  Finally, since the Company’s ability to operate is subject to its ability to generate profit and/or obtain necessary funding from outside sources, the possibility of dissolution must be accounted for when determining exit scenarios.

With respect to the increase in withdrawn and postponed IPOs, the Company relied on data from Dealogic.  On the following page is a table containing the relevant data for the trailing 30, 60 and 90 days for the November 2013 Valuation Report.

# of Successful Healthcare IPOs

	2013
	10/22 - 11/21	9/22-10/21	8/22-9/21
	7	9	3
% change from prior month	-22%	200%

# of Successful all IPOs

	2013
	10/22 - 11/21	9/22-10/21	8/22-9/21
	37	29	9
% change from prior month	28%	222%

# of Withdrawn / Postponed all IPOs

	2013
	10/22 - 11/21	9/22-10/21	8/22-9/21
	9	3	4
% change from prior month	200%	-25%

# of Withdrawn / Postponed Healthcare IPOs

	2013
	10/22 - 11/21	9/22-10/21	8/22-9/21
	9	0	0
% change from prior month	900%

The trailing 30 days from the Company’s November 2013 Valuation Report showed a decrease of 22% in the number of successful healthcare IPOs when compared to the trailing 30 days. However, the broader market showed an increase of 28% in the number of successful IPOs when compared to the trailing 30 days.  Furthermore, the number of withdrawn and postponed healthcare IPOs for the trailing 30 days showed an increase of 900% when compared to the next trailing 30 days.  The data for the trailing 30 days to the Company’s November 2013 Valuation Report illustrates a tentative healthcare IPO market with significantly less certitude than the prior 30 days.

2.              We acknowledge your response and revised disclosure to our comment 3. Please address the following:

•                  Your disclosure indicates that the guideline public companies were selected for the purpose of deriving a valuation multiple as an input to the PWERM. Please explain what valuation multiple was derived and how this multiple was used in the PWERM. Please note the guideline public company method is used under the market approach for valuation purposes and the PWERM is used under the income approach for valuation purposes.

•                  The guideline public companies that you selected do not appear to be comparable to you particularly by market size, liquidity, number of products, etc. It does not appear that a quantitative adjustment would be able to adequately eliminate the significant differences between you and the guideline public companies disclosed. Please substantiate the use of these companies or revise accordingly.

•                  On page F-13, you disclose that you determined the expected stock price volatilities by examining the historical volatilities of industry peers. Disclose the methodology used to determine your expected volatility factor from the data obtained from the industry peers.

Response:  In response to bullet #1, the Company respectfully advises the Staff that based on the guideline public companies selected, the Company derived a company comparable multiple of EBITDA.  The DCF method within the income approach was used to estimate the present value of cash flows available to common shareholders, which includes the cash flows realized in the discrete projection period plus the terminal value.  For the IPO PWERM scenario, the terminal value was calculated under the hypothetical scenario in which all outstanding preferred and common shares would be sold via a public offering.  The adjusted enterprise value to EBITDA multiple derived from the guideline public companies was used only to estimate the sale proceeds available for distribution to shareholders at a future date in the IPO PWERM scenario.

In response to bullet #2, the Company respectfully advises the Staff that the selected guideline public companies compete with the Company, either directly or indirectly, with similar products and/or similar sales and marketing strategies.  For example, Actavis, Inc., Hospira, Inc., Momenta Pharmaceuticals, Inc., Mylan, Inc. and Teva Pharmaceutical Industries, Ltd. all compete in the injectables market or 505(b)(2) regulatory pathway market and could have a similar pipeline product or develop and compete with a similar product.  The remaining guideline public companies, Allergan, Inc., Astrazeneca PLC, Bristol-Meyers Squibb Company, Forest Laboratories, Inc. and Sanofi SA all illustrate characteristics of the Company’s “go to market” strategy, which includes creating awareness of a product and adding improved drugs to the market.  We therefore believe that despite the difference in market size, liquidity, number of products, etc., these companies represent appropriate comparables.

The representative multiple of EBITDA used to estimate the sale proceeds in the PWERM IPO scenario is the result of applying objectively determined quantitative adjustments for differences in size (as measured by the Duff & Phelps algorithm variables) and growth (as measured by consensus analyst and industry average growth estimates).  The theoretically correct measure of expected return from a portfolio of the guideline public companies is the harmonic mean of the inverse of the guideline public company adjusted capitalization rates, which were calculated as follows:

1.              Beginning with the inverse of the observed enterprise value multiple of EBITDA for each guideline public company (effectively a capitalization rate); plus

2.              the average analyst five year earnings growth rate forecast for that particular company (yielding an implied discount rate); plus

3.              the differential in the equity risk premium embedded in the discount rate, calculated for the Company and each guideline public company using the regression formulas derived from data presented on page 56 in the Duff & Phelps Risk Premium Report 2012, availalble at http://www.duffandphelps.com/expertise/publications/pages/ResearchReportsDetail.aspx?itemid=70; minus

4.              the five-year average growth rate for public companies in the pharmaceutical industry sector;

5.              resulting in an adjusted cap rate for each guideline company.

In response to bullet #3, the Company has revised the disclosure on page 72 of Amendment No. 1.

3.              Please note the following once your IPO price has been determined:

•                  Please provide quantitative disclosures in addition to the qualitative disclosures provided explaining the difference between the estimated offering price and the fair value of your most recent equity issuance.

•                  Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•                  We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response:  The Company acknowledges the Staff’s comments, and will provide applicable disclosure and responses once the IPO price has been determined.

**********

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:	Scott Tarriff, Eagle Pharmaceuticals, Inc.
David Riggs, Eagle Pharmaceuticals, Inc.

APPENDIX A

DISCOUNT FOR LACK OF MARKETABILITY

Eagle Pharmaceuticals is a privately owned company.  Its equity securities do not have the marketability or liquidity of a publicly traded stock.  All other things being equal, an investment in a highly liquid asset is worth more than an asset which lacks liquidity.

It is the consensus among appraisal authorities, including the Internal Revenue Service, the federal courts, and most appraisal professionals, that where an interest in a security cannot be resold immediately because of restrictions or lack of a marketplace, those of federal securities laws or otherwise, a discount should be applied to the value of the interest. Despite this consensus, determining when such a discount should apply and how much it should be remains one of the more controversial matters in the valuation of closely-held stock.

To assist in quantifying the lack of marketability discount that would apply in this valuation, we reviewed many of the commonly cited studies on lack of marketability discounts.

Studies on Restricted Stock Transactions

Studies of the prices paid for the restricted shares of publicly-traded companies relative to those paid for registered and freely traded shares can be used as a benchmark for determining the level of discount for lack of marketability in a closely-held business interest.  Restricted stocks, by definition, are stocks of companies that already have established public markets. When the restrictions are lifted, an active public market becomes available to the owners of the shares. Private companies enjoy no such market or imminently prospective market. Therefore, it is reasonable to expect that the discount for lack of marketability for minority shares of private companies would be greater than that for restricted stocks.(1)

Securities and Exchange Commission (“SEC”) Accounting release No. 113 specifically points out that the discount for lack of marketability frequently is substantial:

Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities which cannot be readily sold in the public market place are less valuable than securities which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expenses, time and public disclosure which registration entails.(2)

(1)         Shannon P. Pratt, Business Valuation Discounts and Premiums, (New York: John Wiley & Sons, 2001), p 82.

(2)         Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), pp. 62, 285.

SEC Restricted Stock Study

The Internal Revenue Service issued Revenue Ruling 77-287 to present valuation guidelines for determining the discounts that would apply for a lack of marketability when valuing securities restricted under Rule 144. Rule 144 stock is subject to significant resale restrictions under the Securities Exchange Act of 1934. Revenue Ruling 77-287 outlines two major considerations a purchaser of restricted securities must consider:

1.              The risk that the underlying value of the stock will change in such a way that, absent the restrictive provisions, would have prompted a decision to sell.

2.              The risk that the contemplated means of legally disposing of the stock may not materialize.

Further, because of the resale restrictions of Rule 144, Revenue Ruling 77-287 recognizes that the value of a restricted security is less than the value of its freely-traded counterpart and offers the following guidelines in determining a discount for lack of marketability of restricted securities:

1.              No automatic formulas should be used to determine the discount for lack of marketability.

2.              The discount is a function of the earnings, net assets, and sales of the underlying corporation.

3.              The discount is a function of the traded market for the equivalent freely-traded stock.

4.              The discount is a function of the resale constraints on the restricted security.

The basis for Revenue Ruling 77-287 is the Institutional Investor Study Report (“SEC Study”), published by the Securities and Exchange Commission in 1971. (3)  The SEC studied the actions of institutional investors and one of the observations was the size of the discount applied in the purchase of restricted stock (letter stock) compared to the prices of otherwise identical but unrestricted stock in the open market.  Results of the study were segregated by the public exchange on which the unrestricted stock traded.

Based on more than 300 transactions, the SEC Study found that restricted stock transactions occurred at prices that were, on average, 24% less than the prices for similar blocks of unrestricted stock.  According to the SEC Study, three variables influenced the size of the discount for lack of marketability: (1) the annual sales of the corporation, (2)

(3)         “Discounts Involved in the Purchase of Common Stock, (1966-1969),” U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission (Washington, D.C.: U.S. Government Printing Office, March 10, 1971, 5: pp. 2444-2456, Document No. 92-64, Part 5).

the level of earnings, and (3) the stock exchange on which the corporation’s stock was traded.  The SEC Study findings are summarized below:

Sec Study Results — Summarized

Average Discounts Involving Restricted Stock

Sales (in $ millions)	Average Discounts
100 +	10.1% - 20%
20 – 100	10.1% - 20%
5 – 20	30.1% - 40%
1 – 5	30.1% - 40%
0 – 1	40.1% - 50%

Earnings (in $ millions)
10 +	10.1% - 20%
1 – 10	10.1% - 20%
0 – 1	20.1% - 30%

By Exchange
New York Stock Exchange	10.1% - 20%
ASE	20.1% - 30%
OTC – Reporting	20.1% - 30%
OTC – Non-reporting	30.1% - 40%

Management Planning Restricted Stock Study

The Management Planning Restricted Stock Study included 53 private equity placements from 1980 through 1996.  Selection criteria included a minimum publicly traded stock price of at least $2 per share, minimum sales volume of $3 million, profitability in the year prior to the transaction, and the transferred restricted stock could not have registration rights.

The study attempted to analyze the impact of several company and transaction characteristics on the size of the discount.  The results confirmed the tendency for smaller companies to have higher discounts, and a tendency for stocks of companies with higher and/or more stable earnings to have lower discounts.  Any provision which reduced the time or expense involved in reselling the stock tended to reduce the discount.  Financial leverage, state of the market, and market capitalization were determined to have little, if any, effect on the marketability discount.

The transactions studied exhibited a mean discount of 27.7% and a median discount of 28.8%.  Only one of the 53 transactions occurred at a price that was equal to the market price. The remaining 52 transactions occurred at lack of marketability discounts ranging from 3% to 58%.

We reviewed the findings of six other restricted stock studies in addition to the SEC, FMV, and Management Planning studies.  The following table presents the average discount results of each.  These studies cover several hundred transactions spanning the late 1960s through 1992.  In recent years more transactions have occurred under Rule 144(a) which relaxes some of the restrictions on such transactions, thus making the restricted securities more marketable and resulting in lower average discounts.

Study	Years Covered	Average Discounts
SEC Overall Average (a)	1966-69	25.8%
SEC Nonreporting OTC Companies (a)	1966-69	32.6%
Gelman (b)	1968-70	33.0%
Trout (c)	1968-72	33.5%
Moroney (d)	1969-72	35.6%
Maher (e)	1969-73	35.4%
Standard Research Consultants (f)	1978-82	45.0%
Willamette Management Associate (g)	1981-84	31.2%
Silber (h)	1981-88	34.0%
FMV Opinions, Inc. (i)	1979-92	23.0%
Management Planning Inc., Study (j)	1980-96	27.7%

(a)     “Discounts Involved in Purchases of Common Stock (1966- 1969,” Institutional Investor Study Report of The Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92d Congress, 1st Session. 1971, p. 2444-2456.

(b)     Gelman, “An Economists-Financial Analyst’s approach to Valuing Stock of a Closely Held Company, “ Journal of Taxation, June 1972, p. 353-354.

(c)     Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, p. 381-85.

(d)     Moroney, “Most Courts Overvalue Closely Held Stocks,” Taxes, March 1973, p. 144-156.

(e)     J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976, p. 562-71.

(f)     Charles H. Stryker and William Pittock, “Revenue Ruling 77-287 Revisited, SRC Quarterly Reports, Spring 1983, p. 1-3.

(g)     Willamette Management Study (unpublished).

(h)     W. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July-August 1991, p. 60-64.

(i)      L. Hall and T. Polacek, “Strategies for Obtaining the Largest Valuation Discounts,” Estate Planning, January / February 1994, p. 38-44.

(j)      P. 347, Chapter 12, Mercer, Quantifying Marketability Discounts (Memphis: Peabody Publishing, 1997).

In addition to the studies listed above, there are several other recognized studies which analyzed the resulting discounts between the prices paid for restricted stock as compared with their unrestricted shares.

FMV Opinions, Inc. Study

In an update to the SEC Study, FMV Opinions, Inc., a valuation advisory firm in Newport Beach, California, examined more than 100 restricted stock transactions from 1979 through April 1992 (“FMV Study”).  The FMV Study agrees with the conclusions of the SEC Study that the size of the discount is often a function of the size of the subject company’s revenues, earnings, and the exchange on which the unrestricted stock was traded.  Moreover, the mean discount of the SEC Study (24%) was very similar to the overall mean discount of the FMV Study (23%).  Also, the FMV Study reported that for the period May 1991 through April 1992, restricted stock transactions occurred at prices that were 21% less than those for similar blocks of unrestricted stock.

In addition to the three variables examined in the SEC Study, (size of revenues, earnings, and stock exchange traded) the FMV Study identified three other variables as influencing the size of the discount for lack of marketability:

1.              The dollar value of the block of stock,

2.              The percentage size of the block of stock being sold, and

3.              The market value or capitalization of the corporation whose stock was being bought and sold.

In the latest 2006 release of the FMV Restricted Stock Study, the average discount for the entire sample of 475 transactions is 22.25%, and the median discount is 19.45%.  However, the size of the discount has been shown to vary substantially with the profitability of the firm and size of the block to be sold.

Larger Discounts for Lower Profitability

The profitability of a firm is often used as an indicator of firm risk. The stock of a profitable firm is generally regarded as a less risky investment than the stock of a money-losing firm.  Firms with greater earnings tend to have significantly lower discounts when placing shares privately.  The following table from the 2006 FMV study indicates that greater income is associated with lower discounts, and as low as a median of 14.4% for the top decile of net income.  However, the lowest decile of firms in the profits ranking exhibit lower-than average discounts.  This has been attributed to the optimistic performance expectations and relatively high market values associated with early development stage companies.

	Net Income ($ Mil)			Discount
	High	Low	Average	High	Low	Average	Median	St. Dev.
Top Decile	$72.7	$3.1	$13.4	84.3%	0.0%	19.5%	14.4%	18.6%
Top Quintile	71.7	0.5	7.2	91.3%	0.0%	20.7%	15.9%	17.9%
Second Quintile	0.4	(1.0)	(0.2)	81.0%	0.0%	28.7%	25.7%	20.2%
Third Quintile	(1.0)	(3.0)	(2.0)	72.4%	0.0%	33.2%	31.8%	16.6%
Fourth Quintile	(3.1)	(9.6)	(5.8)	65.4%	0.0%	26.6%	25.0%	16.5%
Bottom Quintile	(9.7)	(495.0)	(32.3)	58.5%	0.0%	17.4%	14.6%	11.5%
Bottom Decile	(16.5)	(495.0)	(52.4)	41.9%	0.0%	15.2%	12.1%	11.1%

Larger Discounts for Larger Blocks

Several studies have shown that large blocks of restricted stock tend to sell at larger discounts than smaller blocks of restricted stocks. This differential is dramatically demonstrated in a chart from the FMV Restricted Stock Study presented below. The widely-quoted Silber study of restricted stock discounts also notes this phenomenon.(4)

The reasons for the larger discounts for larger blocks relative to shares outstanding are:

•                  There are fewer prospects with sufficient financial resources in the pool of potential buyers, and

•                  SEC “dribble-out rules” necessitate a longer period to sell into the public market.

The FMV study data indicates that the discount increases with longer holding periods as expressed in terms of larger percentage size blocks. The median discount for block sizes greater than 25% is 37.9%. As previously mentioned, under certain assumptions blocks greater than 20% could be subject to a dribble-out period of more than 5 years in

(4)              William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July-August 1991.

addition to the holding period under the provisions of Rule 144.

Large-block transactions are comparable to private equity sales

The most important fact that is evident in the difference between lack of marketability discounts for restricted stock of public entities and the stock of privately held entities is the high probability that privately held shares will never become fully marketable.  Because large blocks of restricted stock have marketability characteristics that are more similar to those of the stock of privately held firms, the discounts at which large-blocks are sold are more applicable to the valuation of privately held stock than the overall FMV sample data.

Although different sizes of minority interest blocks in private equity situations generally have identical illiquidity, large blocks of restricted public stock are significantly more illiquid than smaller blocks of restricted public stock. Therefore, a large block comparison is appropriate for small block private equity valuations because of the more similar illiquidity of each.  Stated differently, the dribble-out provisions of SEC Rule 144 make it so difficult and time-consuming to sell large blocks in the market that the most attractive solution, in most cases, would be a private sale.

The FMV study data confirms this expectation, as those blocks of less than 20% of outstanding shares were sold at a median discount of 22%, while greater than 25% blocks were sold at a median discount of 37%.  Blocks of greater than 30% were sold at a median discount of 41.2% from the freely traded market price.

Tax Court Studies

The study of tax court decisions is another area that provides guidance in determining the appropriate discounts when valuing closely-held securities.   One of the most important of these studies is an analysis of discounts applied to restricted stocks was conducted by Thomas A. Solberg in 1979.(5)   Solberg studied 15 tax court cases in which the courts valued restricted securities.  He discussed Revenue Ruling 77-287 and federal securities law, especially Rules 144 and 237, which address the valuation of restricted stock (also known as “Rule 144 stock”).  Of the 15 cases, the range of discounts from freely-traded market prices was 10% to 90%, with a median discount of 38.9% and an average discount of 37.4%.

Empirical evidence of adjustments for lack of marketability of non-controlling interests exists primarily in the form of studies of the prices of restricted stock and private

(5)              Thomas A. Solberg, “Valuing Restricted Securities:  What Factors Do the Courts and the Service Look for “Journal of Taxation, September 1979, pp 150-54.

transactions before initial public offerings (“pre-IPO studies”).(6) These studies generally indicate downward adjustments ranging from 35% to 50% of the unadjusted value.(7)

Although the U.S. Tax Court has considered adjustments for lack of marketability on numerous occasions, the first case in which that adjustment was the sole issue before the court was Mandelbaum v. Commissioner, TC Memo 1995-255, Affd. 91 F3d 124 (3rd  Cir. 1996). In the Mandelbaum case, the tax court allowed a 30% downward adjustment, and spelled out the following nine factors for consideration in determining the adjustment for lack of marketability. The application of those nine factors to the Company is summarized.

Factor	Facts	Effect on DLOM

Level of assurance embodied in the financial information provided	Audited financial statements	Decrease

Dividend policy	No distributions declared or anticipated	Increase

Nature of the company, its history, its position in the industry, and its economic outlook	Start-up, small market share, high risk venture	Increase

Management	Significant reliance on key individuals	Increase

Amount of control in transferred interest	None	Increase

Restrictions on transferability of interest	Transferees restricted to those permitted, requires written consent of a majority of the Company’s Board of Directors; Company has a right of first refusal(8)	Increase

Expected holding period for the interest	At least until profitability is achieved — unknown	Increase

(6)              “Valuing a Business; The Analysis and Appraisal of Closely Held Companies,” 4th Ed., Pratt, Reilly and Schweihs, p. 394

(7)              “Valuing a Business; The Analysis and Appraisal of Closely Held Companies,” 4th Ed., Pratt, Reilly and Schweihs, p. 394

(8)              Eagle Pharmaceutical, Inc. Operating Agreement

Factor	Facts	Effect on DLOM

Company’s redemption policy	None for Common stock(9)	Increase

Costs associated with sale of the Company	Marketing and brokerage costs; liquidation is not imminent	Increase

Eight of the nine Mandelbaum factors would tend to increase the adjustment for lack of marketability for the subject equity interest.

Studies Of Private Transactions Before Public Offerings

The empirical data presented thus far has focused on the prices paid for shares of stock that are freely-traded compared to identical shares which are restricted. Since shares of closely-held company stock have no established market in which to eventually sell, discounts for lack of marketability for shares of closely-held companies should be greater than those for restricted shares of publicly-held companies.

Another type of empirical data was developed to assist in the quantification of how much greater the discount for lack of marketability should be in the case of closely-held stock.  This data is developed from SEC registration statements that companies must file when they sell securities to the public.  Each of the series of studies that follow used data from these registration statements to analyze prices of the private transactions relative to the public offering prices and market prices following initial public offerings.

Robert W. Baird & Company Studies(10)

The 1995 to 1997 study is the eighth in a series of like studies conducted by John D. Emory, first vice president of appraisal services at Robert W. Baird & Company, a regional investment banking firm headquartered in Milwaukee, Wisconsin.  The studies covered various time periods from 1981 to 1997. In these eight studies, over 2,241 prospectuses were reviewed and 310 qualifying transactions were found. A summary of the results of the eight studies is presented below.

The basic methodology for the eight studies was identical.  The population of companies in each study consisted of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses.  The prospectuses

(9)              None defined in the Operating Agreement

(10)       John D. Emory, “The Value of Marketability As Illustrated In Initial Public Offerings of Common Stock”, Business Valuation Review, December 1995, pp. 155-160.

were analyzed to determine the relationship between the price at which the stock was initially offered to the public and the price at which the latest private transaction occurred up to five months before the initial public offering.

The mean discount for the 310 qualifying transactions of the eight studies was 44% and the median discount was 43%.  The fact that these averages are a little more than 10% greater than those shown in restricted stock studies is consistent with the fact that these transactions occurred when there was not yet any established market for the stocks at all.

Willamette Management Associates Studies(11)

A second “pre-IPO” study was performed by the valuation firm of Willamette Management Associates.  Willamette conducted 13 studies on the prices of private stock transactions relative to those of subsequent initial public offerings of stock of the same companies.   The 13 studies covered the years 1975 through 1993.  The Willamette studies differed from the Baird studies in several respects.  The Willamette studies considered all initial public offerings in the files of the IPO Reporter.  According to the IPO Reporter, they included all offerings during the respective period.

Eliminated from each of the studies were financial institutions, natural resource companies, offerings priced at $1 or less per share, and offerings that included units or warrants, since such offerings might be thought to have unique characteristics.  Each private transaction price was compared with the subsequent public offering price.  For each transaction for which meaningful earnings data were available in the registration statement as of both the private transaction and the public offering dates, the price-earnings multiple of each private transaction was compared with the subsequent public offering price-earnings multiple.

The results of the Willamette studies discounts based on price-earnings multiples as

	Number of IPO		Number of
	Prospectuses		Qualifying		Discount
Study	Reviewed		Transactions		Mean		Median
1995-1997	732		91		43%		42%
1994-1995	318		46		45%		45%
1992-1993	443		54		45%		44%
1990-1992	266		35		42%		40%
1989-1990	157		23		45%		40%
1987-1989	98		27		45%		45%
1985-1986	130		21		43%		43%
1980-1981	97		13		60%		66%
	2,241	(Total)	310	(Total)	44	% (Mean)	43	% (Mean)

(11)       Willamette Management Associates, as summarized in Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs, Valuing a Business, the Analysis and Appraisal of Closely Held Companies, 3rd ed., pp. 344-348.

described above are summarized in the following table.

As the below above indicates, the average discounts varied from period to period but in all cases were higher than the average discounts shown in the studies for restricted stock of companies that already had an established public trading market.

Time Period	Number of Companies Analyzed		Number of Transactions Analyzed		Median Discount

1975-1978	17		31		54.7%
1979	9		17		62.95
1980-1982	58		113		55.5%
1984	20		33		74.4%
1985	18		25		43.2%
1986	47		74		47.5%
1987	25		40		43.8%
1988	13		19		51.8%
1989	9		19		50.4%
1990	17		23		48.5%
1991	27		34		31.8%
1992	36		75		52.4%
1993	51		110		53.3%
	347	(Total)	613	(Total)	51.6	% (Mean)

For certain time periods Willamette examined the effect of the size of the block transacted relative to the total shares outstanding.  For one period no discernible difference was evident.  For another time period more significant size blocks (10% to 30% of the outstanding shares) had greater average discounts than the overall average for the same time period, supporting the findings of the Silber and FMV restricted stock studies.

Summary Of Private Transaction Studies

The evidence from the Baird, Willamette, FMV and Management Planning studies support the hypothesis that the fair values of minority ownership interests in closely-held companies are greatly discounted from their publicly-traded counterparts.  The purchasers of the restricted shares had considerable assurance that, after a requisite holding period, they would be able to sell their shares in a public market.  Even with this most desirable of exit strategies, sophisticated willing buyers demanded and obtained an average discounts of 28% to 51%.  The willing buyer of privately held common stock has no public market exit strategy and therefore could be expected to demand, and obtain, a larger lack of marketability discount.

Conclusion - Discount For Lack Of Marketability

We have considered the degree of illiquidity that is present in the non-marketable, minority equity interest underlying the options.  The liquidity hierarchy table presented below lists varying degrees of illiquidity pertaining to closely-held (non-marketable) interests.  The degree of illiquidity increases as the characteristics of the Subject Interest approach the bottom of the hierarchy.

LIQUIDITY HIERARCHY TABLE FOR CLOSELY-HELD STOCK:

NO RESTRICTIONS ON SALE:

Evidence of a Market:

•                  Meaningful History of Dividends                                                              Least Impaired Value…

•                  No History of Dividends

If No Evidence of a Market:

•                  Meaningful History of Dividends

•                  No History of Dividends

RESTRICTIONS ON SALE:

Evidence of a Market:

•                  Meaningful History of Dividends

•                  No History of Dividends

If No Evidence of a Market:

•                  Meaningful History of Dividends

•                  No History of Dividends                                                                                                             Most Impaired Value…

The subject non-marketable, minority equity interest in Eagle Pharmaceuticals has the following characteristics with respect to relative liquidity:

•                  A review of the history of sale transactions shows no evidence of a market for the equity of the Company.  “Market” refers to a “pool of buyers”, which does not mean a single buyer, nor does it mean a formal market.

•                  The Company does not have a history of distributing regular dividends.  This is less attractive relative to other investments of comparable risk in the market.

•                  The sale of minority equity interests is restricted in the operating agreement by way of a first right of refusal provision, 90 day waiting period, and to transfer of an assignee interest only if not approved by the members.

With respect to the above liquidity hierarchy, the marketability of the subject minority interest is “most impaired”.  As shown in Exhibit 1, the estimated value of equity is reduced by a 35% discount for lack of marketability, which is based on our consideration of the empirical market data presented above.

APPENDIX B

DISCOUNT FOR LACK OF CONTROL

The method employed to value the common shares yields a controlling interest value, which is the value that a hypothetical willing buyer would pay for the benefits of control over the assets owned by the Company.  As the purpose of this appraisal is to determine a minority interest value, it is appropriate to apply a minority interest discount. The American Society of Appraisers defines the term minority interest discount as follows:

Minority Interest Discount — The reduction, from the pro rata share of the value of the entire business, to reflect the absence of the power of control.

There are distinct differences between company owners who have the rights to exercise control in the entity’s affairs and those owners having little or no ability to exercise any real influence over the entity’s affairs. Holders of a majority interest in a company are able to determine corporate policies and procedures, as well as direct the daily functions of the firm.

The benefits of owning a controlling interest in a company are apparent and will usually induce a potential buyer to pay a premium for the right to control over Company’s assets. This means that, generally, the per-share fair market value of a minority interest is less than the per-share fair market value of a majority interest in the same company because of the benefits of control that accrue to the controlling members.

Adjustments for lack of control are deducted from the pro rata share of value of 100% of an equity interest in a business to reflect the absence of some or all of the powers of control.(1)  An adjustment may be necessary due to the fact that a controlling shareholder can take actions that may benefit them or adversely affect the non-controlling members, or both.

For controlling interests, the control aspect of the level of value generally implied by the fair market value standard is that of financial control. This recognizes the benefits of the prerogatives of control but does not include any synergies such as cost savings or revenue enhancements that could be realized by any specific buyer. In contrast, strategic control generally implies an investment value standard due to synergies that could be realized by a specific buyer in addition to the benefits associated with the prerogatives of control. Non-controlling interests have fewer or none of the prerogatives of control.  Prerogatives of control include the ability to:

•                  appoint or change operational management or members of the board of directors;

•                  determine management and related party compensation and perquisites;

•                  set operational and strategic policy;

•                  negotiate and consummate mergers and acquisitions;

(1)         International Glossary of Business Valuation Terms

•                  liquidate, dissolve, sell out or recapitalize the company;

•                  declare and pay dividends; and

•                  change the articles or incorporation or bylaws of the company.(2)

Partnership Profiles, Inc. has published annual surveys since 1992 that report the difference between the price at which non-controlling interests in non-listed real estate limited partnerships and real estate investment trusts are being purchased in the limited partnership secondary market and their reported value.(3) These entities often involve family limited partnerships, limited liability companies and Subchapter S corporations. Given that the value of the assets is substantially greater than the Company’s income, it is reasonable to consider the Company’s realizable value in this context.

The two most important factors considered by secondary market buyers when pricing units of partnerships that have not announced a definitive liquidation plan are the partnership’s ability and willingness to pay operating cash distributions and the degree of debt financing used by the program.  The type of asset held by the partnership is less important with regard to how its units are priced on the secondary market.

Information from the most recent Partnership Profiles survey regarding equity partnerships(4) is as follows:

	Average Discount	Average Yield

Distributing	18%	7.6%
Non-Distributing	39%	0.0%

Information related to the period 2000 through 2010 is as follows:

	Average Discount Range	Median Average Discount	Overall Average Discount	Overall Average Yield

Distributing	13%-21%	19%	18%	7.6%
Non-Distributing	28%-46%	37%	37%	0.0%
Undeveloped Land	39%-55%	47%	47%	0.0%

The authors of the study note that, although it is not possible to precisely quantify the amount of the discount attributable to marketability versus lack of control considerations, their analysis indicates that the observed discount is largely attributable to lack of control.  The portion of the

(2)         “Valuing a Business; The Analysis and Appraisal of Closely Held Companies,” 4th Ed., Pratt, Reilly and Schweihs, p. 347

(3)         “2011 Survey of Partnership Re-sale Discounts,” Partnership Profiles, Inc.

(4)         Equity partnerships are those that own real estate properties, as opposed to owning notes or mortgages secured by real estate.

discount related to marketability is estimated to be less than 10% of the overall difference in price.

Another method to determine a minority discount is the use of actual mergers and acquisition transactions of publicly traded companies. Among the thousands of transactions on the national exchanges, the purchase price of a controlling interest in a few hundred of these public companies includes a premium over the market price at which the stock previously traded as a minority interest. Several services monitor and compile the results of these acquisitions and publish data on the control premiums paid.

A minority interest discount can be calculated as the inverse of a control premium.(5)  The exhibit below summarizes the results of the past five year average and median control premiums paid for controlling interests in publicly traded companies as listed in one of the most widely followed control premium studies, Mergerstat Review(6).  From these control premiums we have calculated the median implied minority interest discounts.

					Implied
			Premiums Paid Over		Discount for
Mergerstat	Year of	Number of	Market		Lack of
Report (a)	Buyout	Transactions	Average %	Median %	Control (b)

2007	2006	773	27.40%	20.70%	17.15%
2008	2007	680	43.20%	31.40%	23.90%
2009	2008	448	90.60%	43.70%	30.41%
2010	2009	384	48.40%	36.90%	26.95%
2011	2010	622	56.10%	35.10%	25.98%

		Average	53.14%	33.56%	24.88%

		Median	48.40%	35.10%	25.98%

Notes:

(a)  Source:  MergerStat Review for respective year (data is one year in arrears)

(b)  Calculated as (1-(1/(1+[Median Premium])))

The median premium paid over market is a percentage based on the acquisition price paid over the market price of the seller’s stock five business days prior to the announcement date. It should also be noted that a portion of the control premium paid might also relate to certain strategic or synergistic factors that a particular buyer may have regarding the acquisition. Also, stock prices tend to rise shortly before such

(5)           Formula: 1 - (1÷ (1+ Average Premium Paid))

(6)           Mergerstat Review 2011. Los Angeles: Houlihan Lokey Howard & Zukin, 2011.

transactions if the impending acquisition is anticipated by buyers and sellers, thus the premiums may be understated in certain transactions and overstated in others.

The resulting five-year median control premium of 35.10% represents an average implied median minority interest discount for lack of control of approximately 26%.

In determining the appropriate minority interest discount to apply in the valuation of the subject business interest, we considered the degree of control afforded the holder, as well as the rights of other owners.  The following hierarchy summarizes the pertinent considerations as it relates to the inability of minority interest members to realize the fair market value of the Company’s assets.(7)

CONTROL HIERARCHY TABLE

IF INTEREST IS LESS THAN A 50% EQUITY INTEREST:

IF ABLE TO FORCE LIQUIDATION, MERGER, RESTRUCTURE

Able To Obtain Seat on Board of Directors:

•                  Remaining Ownership in the Company is Fragmented                Least Impaired Value…

•                  Remaining Ownership in the Company is Not Fragmented

Unable to Obtain Seat on Board of Directors:

•                  Remaining Ownership in the Company is Fragmented

•                  Remaining Ownership in the Company is Not Fragmented

IF UNABLE TO FORCE LIQUIDATION, MERGER, RESTRUCTURE

Able To Obtain Seat on Board of Directors:

•                  Remaining Ownership in the Company is Fragmented

•                  Remaining Ownership in the Company is Not Fragmented

Unable to Obtain Seat on Board of Directors:

•                  Remaining Ownership in the Company is Fragmented

•                  Remaining Ownership in the Company is Not Fragmented   Most Impaired Value...

Conclusion — Discount for Lack of Control

In the context of the above control hierarchy, the value of the subject minority interest in the subject company under the conditions contemplated for this purpose is the “most impaired”.  In consideration of this fact, the Partnership Profiles market data, and the implied minority interest discounts observed in the Mergerstat Review control premium study, we estimated that a hypothetical buyer and seller would negotiate a 25% minority interest discount for lack of control, applicable to the aggregate value of equity on a marketable controlling interest basis.

(7)     This hierarchy as summarized in an article written by David Simpson, AM, CFA published in Business Valuation Review, Minority Interest And Marketability Discounts: A Perspective, March 1991, pp.7-9.